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Reply Attention of:
H.S. Sangra
Our File No.:
5000 088
Direct Line:
(604) 692-3022
Email: hsangra@sangramoller.com

November 2, 2010
VIA EDGAR AND FACSIMILE
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Pamela A. Long, Assistant Director Erin Jaskot, Staff Attorney
Dear Sirs/Mesdames:

Re:	Terra Nova Royalty Corporation (the “Terra Nova”) Amendment No. 1 to Registration Statement on Form F-4 Filed October 25, 2010 File No. 333-169819
We refer to the comment letter dated October 29, 2010 (the “Second Comment Letter”) from the United States Securities and Exchange Commission (the “Commission”) to Terra Nova regarding Amendment No. 1 filed on October 25, 2010 to Terra Nova’s Registration Statement on Form F-4 filed with the Commission on October 7, 2010 (the “Amended Registration Statement”). On behalf of Terra Nova, we provide the following responses to the Commission’s comments. For ease of reference, we have reproduced below, in italics, the text of the questions in the Comment Letter (using the numbering therein), followed by Terra Nova’s responses thereto.
All capitalized terms that are not defined herein shall have the meanings ascribed thereto in the Amended Registration Statement.
General
1.	We note your revisions to the prospectus. Please advise us as to what consideration you have given to recirculating the revised prospectus to shareholders. See Rule 162 under the Securities Act.

We note that Rule 162 under the Securities Act provides for recirculation of a revised prospectus in the event that a material change occurs from the information published. Terra Nova has considered whether the changes reflected in the prospectus forming part of the Amended Registration Statement (the “Prospectus”) and the changes in response to the Second Comment Letter would constitute a material change to the information previously provided to Mass shareholders and whether a reasonable investor

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November 2, 2010

would attach importance to such information in determining whether to tender their shares under the proposed offer. After considering the amendments, including the overall matrix of available information, Terra Nova has determined that recirculation of the Prospectus is not required under Rule 162 because, among other things:
(i)	the additional disclosure added under “Background and Reasons for this Offer and the Merger” included information regarding preliminary negotiations of the parties that, in the context of the detailed disclosure previously provided elsewhere under the section “Background and Reasons for this Offer and the Merger – The Offer Ratio”, including the specific numerical financial determination of the exchange ratio for the offer, is not a material change for a shareholder of Mass evaluating the offer;

(ii)	the removal of references to the financial advisor of Mass in the Prospectus is not a material change as the opinion of such advisor was sent independently by Mass to Mass shareholders with the Mass Recommendation Statement, pursuant to the statutory requirements of Mass’s governing corporate legislation;

(iii)	the additional disclosure provided in the Prospectus under the section entitled “Summary of Analysis of Raymond James” is not a material change as: (a) it is in respect of an opinion provided to Terra Nova that considers the fairness of the Agreement to shareholders of Terra Nova, not Mass’s shareholders who are being asked to make an investment decision pursuant to the prospectus; (b) in the context of the detailed disclosure already provided in the Prospectus respecting the exchange ratio under the offer; and (c) the conclusion of Raymond James as to fairness of the consideration under the Agreement to Terra Nova shareholders was included in the Prospectus mailed to Mass shareholders and such conclusion has not changed;

(iv)	the amendments made in response to Item 3 of the Second Comment Letter (see below) include information that is either: (a) already contained throughout the Prospectus in the case of references to Mr. Smith’s positions with both companies and Mr. Kellogg’s holdings in Mass; (b) incorporated by reference into the Amended Registration Statement in the case of Mr. Kellogg’s shareholdings in Terra Nova; or (c) was set out in the Mass Recommendation Statement, which was delivered to Mass shareholders by Mass; and

(v)	in the case of the other changes reflected in the Prospectus, such as changes respecting the United States tax issues, such revisions were technical in nature and did not change the overall substance of the opinion.
Questions and Answers about this Offer. page ii
Q. What does the Board of Directors of Mass Think of this Offer and the Merger? page ii
2.	We note your response to comment three in our letter dated October 19,2010. We have considered your rationale for not filing the Mass Recommendation Statement as an exhibit to the registration statement. Having reviewed the copy of the Mass Recommendation Statement that you have provided to us supplementally, we believe that you should file the Mass Recommendation Statement as an exhibit to the registration statement. In this regard, we note that in the prospectus you expressly direct Mass shareholders to the Mass Recommendation Statement for further information relating to the offer, the

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merger and the factors considered by the board of directors of Mass in connection with their decision to approve the agreement and their recommendation to Mass shareholders to accept your offer. See, for example, page 48 of the prospectus. We further note that all of this information is required by Form F-4 and is thus material to a decision by Mass shareholders as to whether to accept your offer. Accordingly, please file the Mass Recommendation Statement as an exhibit to the registration statement with your next amendment. Please refer to Rule 408 under the Securities Act of 1933, as amended.

The Amended Registration Statement has been amended to include the Mass Recommendation Statement as an exhibit thereto.

3.	The Mass recommendation statement indicates that Mr. Peter Kellogg owns approximately 21% of Terra Nova common shares and approximately 20% of Mass Common Shares. We also note that Mr. Michael Smith is your Chairman, Chief Executive Officer, President and Director, as well as President, Chief Financial Officer, and Chairman of Mass. Please prominently disclose these relationships in your offering document.

We note that Mr. Smith’s and Mr. Kellogg’s status are currently already disclosed at several references in the Prospectus. In addition, the Amended Registration Statement has been amended to include the following disclosure under: (i) “Questions and Answers about this Offer” on page (iii); (ii) on page 1 of the “Summary -This Offer”; and (iii) on page 31 under “The Companies – Mass – History”:
“Michael Smith, the Chairman, Chief Executive Officer, President and a director of Terra Nova, is also the Chairman, President and director of Mass. As a result, Mr. Smith abstained from voting on the proposed transaction as a director of either company.
Additionally, based on public filings and other publicly available information, Terra Nova believes that Peter Kellogg holds approximately 19.5% of the outstanding Mass Common Shares and 20.7% of the outstanding Terra Nova Common Shares. In his public filings, Mr. Kellogg disclaims beneficial ownership of a majority of the Terra Nova Common Shares held. Please refer to “Principal Shareholders” on page 79 for further information regarding Mass’s principal shareholders.”
Background and Reasons for this Offer and the Merger, page 48
4.	We note your revisions in response to comment five in our letter dated October 19,2010, however the revised disclosure does not appear to present a materially complete description of all relevant discussions and negotiations relating to the transaction. As an example, we note your disclosure that the parties agreed to structure the transaction as a share exchange, and that each believed that net book value was the most useful measure of their financial position. However, the disclosure does not describe the negotiations that led to these conclusions, any alternatives that were considered, and why it was determined that net book value was “the most useful measure.” In addition, although we note that your disclosure states that the estimated exchange ratio of 1.0 to 1.3 was “preliminary” and did not give effect to final adjustments to net book value, it does not describe the negotiations that led to the agreement on the final adjustments to net book value. These are only examples. Please revise your disclosure accordingly.

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The Amended Registration Statement has been amended to include the following additional disclosure in the fifth paragraph of the section entitled “Background and Reasons for this Offer and the Merger – Background to this Offer”:
“From the initiation of discussions between the parties, a share exchange was mutually agreed to be the best basis for the transaction as it allowed Mass shareholders the opportunity to have a continued interest in the combined company and would maximize the financial resources available to Terra Nova upon completion of the transaction.”
We note that the section of the Amended Registration Statement entitled “Background and Reasons for this Offer and the Merger – Background to this Offer” contains the following disclosure, which clearly identifies the reasoning of the parties for utilizing adjusted net book value for determining the exchange ratio of the offer:
“Additionally, the parties determined that the most appropriate basis in the circumstances for the parties for determining the exchange ratio for the transaction was based upon the fully-diluted net book value of each company as at June 30, 2010, with certain adjustments for post-period and other agreed upon items. Both Terra Nova and Mass believe and have previously publicly disclosed that they believe their net book value is the most useful measure of their financial position.”
We note that the reference to net book value as “the most useful measure” identified in the Second Comment Letter is not only in reference to the negotiations described but is a reference to both parties’ previously publicly disclosed belief that net book value is the most useful measure of their financial performance. However, the following additional disclosure has been added to the fifth paragraph of the section of the Amended Registration Statement entitled “Background and Reasons for this Offer and the Merger – Background to this Offer”:
“The management of both Mass and Terra Nova have both historically recognized net book value as the most appropriate measure of their financial performance because of the nature of their businesses and their asset bases. Mass has historically viewed net book value as the best indicator of its financial performance as its earnings are not predictable and can be materially affected by, among other things, the timing of realization of investments. Similarly, Terra Nova’s royalty and natural resource business is commodity based and highly cyclical. Therefore, Terra Nova’s management views its net book value as the most appropriate measure of its financial performance. As a result, the parties determined that in the circumstances of combining their businesses and operations, the adjusted net book value was the most appropriate measure to determine the exchange ratio as it would best reflect the value of each company and the adjustments to net book value would allow the exchange ratio to better reflect the value of each company by adjusting for post-period and one-off items.”
Additionally, we note that a significant amount of information is provided to investors in the section of the Amended Registration Statement entitled “Background and Reasons for this Offer – The Offer Ratio”, respecting the final adjustments to net book value for the purposes of the exchange ratio under the offer, including the exact financial adjustments agreed upon by the parties, which Terra Nova

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believes provides investors with sufficient material information to understand and evaluate the exchange ratio under the offer and the adjustments to net book value.

The following additional disclosure has been provided after paragraph 12 of the section of the Amended Registration Statement entitled “Background and Reasons for this Offer and the Merger – Background to this Offer”:
“The final adjustments to net book value were negotiated by the parties during the discussions held between September 20 to 23, 2010, at which the parties reviewed the adjustments to fair value of certain resource property interests, various post period matters and one-off items that would better reflect the value of each company. During these discussions the parties considered, discussed and agreed upon the change to the fair value of Terra Nova’s Wabush royalty interest. The parties determined to accept the fair value of such interest as previously disclosed by Terra Nova in its interim report for the period ended June 30, 2010. Additionally, during such period, the final terms of the Arbitration Award were settled. The parties also agreed to adjust the net book value per share of Terra Nova to reflect the Rights Offering, the Third Distribution and the acquisition of a resource property as these reflected actual matters that had occurred and been completed subsequent to June 30, 2010. The parties also considered, discussed and agreed upon adjustments to reflect the change to fair value of Mass’s interest in a resource property and the effect of the conversion to shares of common stock of Mass of the Convertible Bonds subsequent to June 30, 2010. For a description of the adjustments to net book value that were agreed upon by the parties, please refer to “Background and Reasons for this Offer and the Merger – The Offer Ratio on page 49”.”
Terra Nova advises that the section of the Amended Registration Statement entitled “Background and Reasons for this Offer and the Merger” contains a full description of all negotiations that took place between the parties.
Summary of Analysis of Raymond James, page 51
5.	As requested in comment six in our letter dated October 19, please file as an exhibit to your registration statement the presentation materials of Raymond James dated September 2010. See Items 4(b) and 21(c) of Form F-4. When you file the presentation materials, please also expand the consent of Raymond James to include those materials.

With respect, Terra Nova does not believe that the presentation materials of Raymond James is required to be filed as an exhibit to the registration statement under Items 4(b) or 21(c) of Form F-4. Item 4(b) provides that the information required by Item 9(b)(1) through (6) of Schedule 13E-3 must be provided if a report, opinion or appraisal materially relating to the transaction has been received from an outside party. In this case, Terra Nova engaged Raymond James to provide, and received from Raymond James, only an oral and written fairness opinion, a copy of which has been filed as an exhibit to the Amended Registration Statement. Terra Nova has provided the information required under Item 9(b)1 through (6) of Schedule 13E-3 under the section of the Amended Registration Statement entitled “Background and Reasons for this Offer and the Merger – Summary of Analysis of Raymond James”. The presentation was not a separate report or opinion provided to Terra Nova. The written materials were part of an oral presentation to the Terra Nova Special Committee. This presentation explained how Raymond James reached its conclusion that the transaction was fair from a financial point of view to the shareholders of Terra Nova. The written materials were only part of the presentation and, without the oral presentation and dialogue between the Special Committee and representatives of Raymond James, the material contained in the written materials could be taken out of context and be misleading to investors.

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The presentation materials of Raymond James: (i) clearly state that they are proprietary to Raymond James; (ii) are not the property of Terra Nova; and (iii) were never intended by Terra Nova or Raymond James to be publicly disclosed by Terra Nova. Furthermore, given the fact that the fairness opinion of Raymond James considers only the fairness of the proposed transaction to Terra Nova’s shareholders and not Mass’s shareholders (who are making an investment decision in respect of the offer) and that opinion and the basis thereof has been sufficiently disclosed in the Amended Registration Statement, filing of the presentation materials as an exhibit will not be useful to recipients of the Prospectus, and as discussed above, could be misleading to investors, in order to determine whether they should tender their Mass Common Shares under the offer.

We note that the opinion of Raymond James addressed fairness from the perspective of Terra Nova. It did not consider the issue from the perspective of Mass shareholders, who are being asked to make an investment decision under the Prospectus. Further, Terra Nova is not seeking any proxies under the Prospectus from shareholders of Terra Nova. Further, Terra Nova does not believe that the disclosure of the presentation materials will provide any additional meaningful disclosure or will be of any additional value to Mass shareholders.

For the reasons stated above, we respectfully request that the presentation materials submitted to the Commission pursuant to our letter dated October 25, 2010 be returned following completion of the Staff’s review thereof. We also request confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

6.	Please describe any material relationship that existed during the past two years and any compensation received or to be received as a result of the relationship between Raymond James and its affiliates and you and your affiliates. See Item 1015(b)(4).

The Amended Registration Statement has been amended to provide the following additional disclosure under the section entitled “Background and Reasons for this Offer and the Merger – Summary of Analysis of Raymond James”:
“Raymond James has not provided financial advisory services or participated in financings involving Terra Nova or Mass within the past 24 months, except in 2008, when Raymond James was engaged by Mass to act as its financial advisor in connection with the acquisition of its outstanding preferred shares. Raymond James received total compensation of C$175,000 under such engagement”.
We note that the above disclosure is also included in the fairness opinion of Raymond James, which is filed as an exhibit to the Amended Registration Statement. In addition, we note that the section of the Amended Registration Statement entitled “Background and Reasons for this Offer and the Merger – Summary of Analysis of Raymond James” has been amended to include the following disclosure:
“Under an engagement letter between the Special Committee and Raymond James, for the services of Raymond James in connection with this offer, Raymond James will be entitled to receive a fee of C$450,000, of which C$325,000 has been previously paid, and the remaining amount is not contingent upon completion of this offer. Terra Nova has also agreed to reimburse Raymond James for its expenses arising, and indemnify Raymond James against certain liabilities that may arise, out of its engagement.”
7.	Please disclose the projections provided to Raymond James.

With respect Terra Nova does not believe that there is a legal requirement to include disclosure of projections provided by an acquiror to its own independent financial advisor. It does not appear that Item 4(b) and 21(c) of Form F-4 or Item 1015(b) require any such disclosure. In any event, in this case, no projections or forecasts were provided by Mass to Raymond James and the only projections provided by Terra Nova to Raymond James involved the change in fair value of its royalty interest, which is detailed in the Amended

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Registration Statement under “Background and Reasons for this Offer and the Merger – The Offer Ratio”.
Material U.S. Federal Income Tax Consequences. page 65
8.	We note that counsel has opined that the offer and the Merger should constitute a single integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. In addition, we note the disclosure that counsel is unable to provide an unqualified opinion “[b]ecause of the factual nature of this inquiry.”

Given that counsel has listed five separate factual assumptions in its opinion, and has made additional assumptions, please have counsel revise its opinion to disclose those additional facts aside from those that are assumed that are currently unknown such that counsel’s opinion is subject to uncertainty, or in the alternative please have counsel revise the opinion to replace the “should” language with “will” language.”

The Amended Registration Statement has been amended to address your comment.
Exhibit 8.1
9.	We note that counsel has revised its opinion to indicate that the discussion set forth in the prospectus in the section entitled “Material U.S. Federal Income Tax Consequences” is counsel’s opinion. However, we further note that the opinion states that “[n]o opinion is expressed as to any matter not addressed herein.” As this disclaimer appears to limit counsel’s opinion to only those matters addressed in Exhibit 8.1, please have counsel delete this disclaimer.

The Amended Registration Statement has been amended to address your comment.

10.	Please have counsel revise the opinion to also consent to the prospectus discussion of the opinion.

The Amended Registration Statement has been amended to address your comment.

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We trust you will find the foregoing to be in order but, should you have any questions or concerns, please do not hesitate to contact the undersigned, Rod Talaifar (604-692-3023) or Andrew Bond (604-692-3059) of our office.
Yours truly,
SANGRA MOLLER LLP
/s/ H.S. Sangra
Per:
          H.S. Sangra
/s/ Andrew Bond
Per:
          Andrew Bond
          Washington State Bar No. 257763
          California State Bar No. 39502
          District of Columbia Bar No. 994014
/s/ Rod A. Talaifar
Per:
          Rod A. Talaifar
HSS/RT/AB/cl
cc.          Terra Nova Royalty Corporation